Exhibit 4.5

English Language Summary

Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 13.2.1372.1, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor.

On December 23, 2013, TIM Celular S.A., or TIM Celular, entered into a credit agreement, or the Credit Agreement, with an aggregate principal amount of R$5.7 billion with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES.  TIM Participações S.A., or TIM, is guarantor under the Credit Agreement, jointly and severally liable for TIM Celular’s obligations.

The principal amount is split into six credit lines, each with different interest rates and tenors: (1) Credit Line A, in an amount of R$2,401 million, a fixed interest rate of 2.52% plus the TJLP and 8 years tenor; (2) Credit Line B, in an amount of R$600.4 million, a fixed interest rate of 2.52% plus the SELIC and 8 years tenor; (3) Credit Line C, in an amount of R$2,036 million, a fixed interest rate of 2.52% plus the TJLP and 8 years tenor; (4) Credit Line D, in an amount of R$428 million, a fixed interest rate of 3.50% and 7 years tenor; (5) Credit Line E, in an amount of R$189 million, a fixed interest rate of 1.42% plus the TJLP and 8 years tenor; and (6) Credit Line F, in an amount of R$45 million, an interest rate of TJLP and 8 years tenor, or, collectively, the Credit Lines.

In addition to other usual clauses, certain conditions precedent as set forth in the Credit Agreement must be met for the funds to be released, including maintaining required environmental operation licenses and adherence to the general rules applicable to any BNDES loan.

The availability period of each Credit Line is as follows: Credit Lines A, B, C, E and F have an availability period of 42 months, without prejudice to BNDES extending such period; and Credit Line D has an availability period of 24 months.

TIM Celular shall be required to pay an unused credit fee equal to 0.1% per month or fraction thereof of the value of the unused credit of each Credit Line, from the date immediately following the date such credit becomes available until the end of the utilization date or the cancellation date if never utilized.

Each Credit Line must be used for certain purposes as set forth in the Credit Agreement.  Credit Lines A, B and C must be used for investing in expansion and improvement of TIM Celular’s telecommunications infrastructure.  Credit Line D must be used for the acquisition of national machinery and equipment, except for buses, trucks and related equipment.  Credit Line E must be used for the acquisition of national equipment related to the projects in connection with Credit Lines A, B and C.  Credit Line F must be used in investments in social projects within the community.

The Credit Agreement contains typical positive and negative covenants.  Additionally, TIM undertakes not to permit a change of control in TIM Celular, and TIM is required to continue exercising control, as defined under Brazilian law, over TIM Celular.

TIM Celular pledges as collateral to BNDES a security interest over all of their revenues, commencing from the date of the Credit Agreement until the satisfaction in full of all obligations under the Credit Agreement.

Any of the following would constitute an event of default during the term of the Credit Agreement, for which BNDES may require acceleration of the maturity date and repayment:

1. Certain negative covenants are not complied with; or

2. There is a final, non-appealable judgment at TIM Celular uses slave or child labor or has committed crimes against the environment; or

3. The revenues pledged as collateral to BNDES are offered as collateral for other indebtedness; or

4. Certain other obligations set forth in the Credit Agreement are not complied with; or

5. TIM Celular uses the funds for purposes other than those as set forth in the Credit Agreement.